
October 9, 2020

Francesco Gattei
Chief Financial Officer
ENI SPA
Piazza Vanoni, 1
20097 San Donato Milanese (Italy)

>   **Re: ENI SPA**
>   **Form 20-F for the Fiscal Year Ended December 31, 2019**
>   **Filed April 2, 2020**
>   **File No. 001-14090**

Dear Mr. Gattei:

We have reviewed your September 30, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2020 letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Business Overview
Exploration & Production
Oil and Gas Properties, Operations and Acreage, page 45

1.   We have read your response to prior comment 1 and note the disclosure shown on page 46 of your filing indicates material changes in acreage occurred during 2019, e.g. 27,600 square kilometers related to the relinquishment of licenses and 55,500 square kilometers relating to partial relinquishments or interest reductions. We also note your net quantities of undeveloped acreage as of December 31, 2019 declined by 49,548 square kilometers or approximately 13.1% from December 31, 2018.

To the extent that there are known expirations or planned relinquishments of material amounts of acreage in the aggregate over the near term (3 – 5 years), disclosure of the gross and net acreage amounts by geographic area (individual country, groups of countries within a continent, or by continent) is required by Item 1208(b) of Regulation S-K. Please revise your disclosure accordingly or tell us why a revision is not needed.

Supplemental Oil and Gas Information (Unaudited)
Oil and Natural Gas Reserves, page F-152

2.   We have read your response to prior comment 2 and note your proposal to enhance the narrative and tabular disclosures of your annual production to identify the volumes of natural gas consumed in operations.

      If your disclosure of total proved reserves also includes material amounts of natural gas to be consumed in operations as fuel in addition to the marketable or sales gas volumes, expand your total proved natural gas reserves disclosure to clarify the amounts. This comment applies to the comparable disclosure of natural gas reserves provided throughout your filing. Refer to FASB ASC 932-50-10.

3.   We have read your response to prior comment 3 and note your proposal to expand your disclosure to provide additional narrative and further break-downs of the changes in the Company's total proved reserves by identifying the specific volumes attributable to each factor that resulted in the changes.

      The illustration of your proposed expanded disclosure, for the year ended December 31, 2019, identifies the major factors impacting each category of change without explaining the entire volume. Expand your disclosure further to identify and quantify the remaining factors, or group of factors, so the entire volume of each category is fully reconciled. Refer to FASB ASC 932-235-50-5.

4.   We have read your response to prior comment 3 and note your proposal to expand your disclosure to provide additional narrative and further break-downs of the changes in the Company's proved undeveloped reserves by identifying the specific volumes attributable to each factor that resulted in the changes.

      The illustration of your proposed future disclosure, for the year ended December 31, 2019, identifies the major factors impacting each category of change without explaining the entire volume. Expand your disclosure further to identify and quantify the remaining factors, or group of factors, so the entire volume of each category is fully reconciled. Refer to Item 1203(b) of Regulation S-K.

      You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727 if you have questions regarding the engineering comments. Please contact Craig Arakawa, Branch Chief, at 202-551-3650 with any other questions.

Francesco Gattei
ENI SPA
October 9, 2020
Page 3

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation